SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of           July          , 2004

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)
Date: July 22, 2004	By:	“S.A. FISH”
(Signature)

S.A. Fish, Vice President
(Name and Title)

By:	“S.L. COSMESCU”
(Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
THURSDAY, JULY 22, 2004

Shell Acquires Additional Athabasca Oil Sands Leases

Calgary, Alberta — Shell Canada Limited announced today that it has acquired Athabasca oil sands Leases 9 and 17 from EnCana Corporation. Financial details of the transaction were not disclosed.

The newly acquired leases are located about 20 kilometres northwest of the Muskeg River Mine and Shell Canada’s other oil sands leases. Shell estimates that Lease 9 contains approximately one billion barrels of recoverable bitumen and could support a mine producing up to 100,000 barrels per day. There is not enough data available on Lease 17 to determine if a mining project is feasible. Additional drilling will be necessary.

“The purchase of this large, high quality resource fits well with our long term plans to grow our Athabasca oil sands business,” said Neil Camarta, Senior Vice President, Oil Sands.

Development of Leases 9 and 17 will depend on a number of factors, including further drilling and resource evaluation, project planning, market conditions, economic robustness, ability to meet Shell’s sustainable development principles and the outcome of regulatory approval processes.

Shell’s existing oil sands business, the Athabasca Oil Sands Project (AOSP), consists of the Muskeg River Mine, the Scotford Upgrader and supporting facilities.

The AOSP is a joint venture among Shell Canada Limited (60%), Chevron Canada Limited (20%) and Western Oil Sands L.P (20%). Chevron Canada Limited and Western Oil Sands have the option to participate in expansions of the AOSP — including the development of Leases 9 and 17.

For more information, contact:

Jan Rowley	Jim Fahner
Manager, Public Affairs	Manager, Investor Relations
Shell Canada Limited	Shell Canada Limited
(403) 691-3899	(403) 691-2175

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

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Notes to the Editor

Shell Athabasca Oil Sands Project Facts

•	With the acquisition of Leases 9 and 17, Shell’s oil sands resource base is 10 billion barrels of oil in the ground.

•	Shell’s existing oil sands operation is called the Athabasca Oil Sands Project (AOSP).

•	The AOSP became fully operational in June 2003 and continues to ramp up toward its design rate of 155,000 barrels of bitumen per day.

•	Operating at design capacity, the AOSP will produce the equivalent of 10 per cent of Canada’s oil needs.

•	For the second quarter of 2004, the AOSP produced an average of 141,900 barrels per day, 92 per cent of design rate, compared with 135,900 bbls or 88 per cent in Q1, 2004.

•	The AOSP is a joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P (20 per cent) and consists of the Muskeg River Mine, located about 75 kilometres north of Fort McMurray, Alberta and the Scotford Upgrader located adjacent to Shell’s Scotford Refinery, north of Fort Saskatchewan, Alberta.

•	The AOSP joint venture owners continue to evaluate growth opportunities to bring total production to more than 500,000 barrels per day.

•	The AOSP has targets to reduce, by 2010, its greenhouse gas emissions by 50 per cent, making its emissions less than those associated with imported oil.

A map of Shell Canada’s leases in Athabasca oil sands region is posted with the news release on shell.ca.

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